UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

GENENCOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DANISCO A/S
DANISCO HOLDING USA INC.
DH SUBSIDIARY INC.
A/S PSE 38 NR. 2024
(Name of Filing Persons (Offeror, Affiliates of Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

368709101
(CUSIP Number)

Jørgen Rosenlund
Group General Counsel, Vice President
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

copy to:

Robert A. McTamaney, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,563,604	$79,572

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 34,938,369 outstanding shares of common stock of Genencor International, Inc. not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,572	Filing Parties:	Danisco A/S, Danisco Holding USA Inc.,
			DH Subsidiary Inc. and A/S PSE 38 Nr. 2024
Form or Registration No.	SC TO	Date Filed:	February 15, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment Number 5 ("Amendment No. 5") amends and supplements (a) the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on February 15, 2005 by Danisco A/S ("Danisco"), Danisco Holding USA Inc., DH Subsidiary Inc. ("Buyer") and A/S PSE 38 Nr. 2024, as amended to date, and (b) the Statement on Schedule 13D originally filed by Danisco on February 7, 2005 as a result of the Stock Purchase Agreement, dated January 27, 2005, among Danisco, Buyer, Eastman Chemical Company and Eastman Chemical Company Investments, Inc, as amended to date. The Schedule TO relates to an offer by Buyer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, and in the Supplement dated March 9, 2005 (the "Supplement"), a copy of which was filed as Exhibit (a)(1)(xiv) to Amendment No. 1 to the Schedule TO.

This Amendment No. 5 is being filed on behalf of Buyer, Danisco, Danisco Holding USA Inc., and A/S PSE 38 nr. 2024. Capitalized terms used in this Amendment No. 5 and not defined herein have the meanings given thereto in the Offer to Purchase.

On April 5, 2005, Buyer further extended the Expiration Date to 5:00 p.m., New York City time, on Tuesday, April 19, 2005, by giving written notice of such extension to the Depositary and the Issuer and by issuing the press release filed as Exhibit (a)(1)(xvii) to this Amendment No. 5.

ITEM 12	EXHIBITS.

(a)(1)(xvii)	Press Release, dated April 5, 2005.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DANISCO A/S
By:	/s/ Alf Duch-Pedersen
Name: Alf Duch-Pedersen
Title: Chief Executive Officer
By:	/s/ Søren Bjerre-Nielsen
Name: Søren Bjerre-Nielsen
Title: Chief Executive Vice President, Chief Financial Officer
DANISCO HOLDING USA INC.
By:	/s/ Jørgen Rosenlund
Name: Jørgen Rosenlund
Title: Vice President/Group General Counsel
DH SUBSIDIARY INC.
By:	/s/ Jørgen Rosenlund
Name: Jørgen Rosenlund
Title: Vice President/Group General Counsel
A/S PSE 38 NR. 2024
By:	/s/ Alf Duch-Pedersen
Name: Alf Duch-Pedersen
Title: Chief Executive Officer
By:	/s/ Søren Bjerre-Nielsen
Name: Søren Bjerre-Nielsen
Title: Chief Executive Vice President, Chief Financial Officer

Date: April 5, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(1)(xvii)	Press Release, dated April 5, 2005.